# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIONIX CORP, CIK 0000764667
CUSIP: 829400100
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 2010 NORTH LOOP WEST, SUITE 110, HOUSTON, Texas (TX), 77018
Date of event which requires filing of this statement: 12/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001533124

## Reporting persons
- Tonaquint, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Utah (UT); sole voting power 47,336,074; shared voting power 0; sole dispositive power 47,336,074; shared dispositive power 0; aggregate amount beneficially owned 47,336,074 (9.9% of the class)
  Comment: Reporting person Tonaquint, Inc. ("Tonaquint') has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Tonaquint may own, would exceed such a cap. Tonaquint's current ownership cap is 9.99% of the Issuer's outstanding shares. Thus, the number of shares of the Issuer's common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on August 27, 2013).
- Utah Resources International, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Utah (UT); sole voting power 47,336,074; shared voting power 0; sole dispositive power 47,336,074; shared dispositive power 0; aggregate amount beneficially owned 47,336,074 (9.9% of the class)
  Comment: Reporting person Utah Resources International, Inc. is the sole shareholder of Tonaquint. Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Tonaquint may own, would exceed such a cap. Tonaquint's current ownership cap is 9.99% of the Issuer's outstanding shares. Thus, the number of shares of the Issuer's common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on August 27, 2013).
- Inter-Mountain Capital I, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Utah (UT); sole voting power 47,336,074; shared voting power 0; sole dispositive power 47,336,074; shared dispositive power 0; aggregate amount beneficially owned 47,336,074 (9.9% of the class)
  Comment: Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of Utah Resources International, Inc., which is the sole shareholder of Tonaquint. Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Tonaquint may own, would exceed such a cap. Tonaquint's current ownership cap is 9.99% of the Issuer's outstanding shares. Thus, the number of shares of the Issuer's common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on August 27, 2013).
- JFV Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 47,336,074; shared voting power 0; sole dispositive power 47,336,074; shared dispositive power 0; aggregate amount beneficially owned 47,336,074 (9.9% of the class)
  Comment: Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of Utah Resources International, Inc., which is the sole shareholder of Tonaquint. Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Tonaquint may own, would exceed such a cap. Tonaquint's current ownership cap is 9.99% of the Issuer's outstanding shares. Thus, the number of shares of the Issuer's common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on August 27, 2013).
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 47,336,074; shared voting power 0; sole dispositive power 47,336,074; shared dispositive power 0; aggregate amount beneficially owned 47,336,074 (9.9% of the class)
  Comment: Reporting person John M. Fife is the sole shareholder of JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of Utah Resources International, Inc., which is the sole shareholder of Tonaquint. Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer's common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer's common stock that Tonaquint may own, would exceed such a cap. Tonaquint's current ownership cap is 9.99% of the Issuer's outstanding shares. Thus, the number of shares of the Issuer's common stock beneficially owned by Tonaquint as of the date of this filing was 47,336,074 shares, which is 9.99% of the 473,834,579 shares that were outstanding on that date (as reported in the Issuer's Form 10-Q filed on August 27, 2013).

## Item 1. Issuer
Name of issuer: SIONIX CORP
Address of issuer's principal executive offices: 2010 NORTH LOOP WEST, SUITE 110, HOUSTON, TEXAS, 77018

## Item 2. Person Filing
Name of person filing: This report is filed by Tonaquint, Inc, Utah Resources International, Inc., Inter-Mountain Capital I Corp, JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150
Chicago, IL 60601
Citizenship:
Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 47,336,074
Percent of class: 9.99%
Sole power to vote or to direct the vote: 47,336,074
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 47,336,074
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tonaquint, Inc.: John Fife, President (12/16/2025)
- Utah Resources International, Inc.: John Fife, President (12/16/2025)
- Inter-Mountain Capital I, Inc.: John Fife, President (12/16/2025)
- JFV Holdings, Inc.: John Fife, President (12/16/2025)
- John M. Fife: John Fife, John Fife (12/16/2025)